

07006756

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66743

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capstone Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8295 242nd Street
(No. and Street)


SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2007
WASH, DC
213

Forest Lake (City) MN (State) 55025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Opsahl (763) 462-3055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause and Company, LLP
(Name – *if individual, state last, first, middle name*)

7900 Xerxes Avenue South, Suite 2400, Minneapolis MN 55431
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Opsahl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capstone Financial Group, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


MURPHY
Jan. 31 2010

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPSTONE FINANCIAL GROUP, INC.

TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Capstone Financial Group, Inc.
Forest Lake, Minnesota

We have audited the accompanying statement of financial condition of Capstone Financial Group, Inc. as of December 31, 2006, and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capstone Financial Group, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 9, 2007

CAPSTONE FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

CASH AND CASH EQUIVALENTS	$	14,493
PREPAID EXPENSES		5,220
PROPERTY AND EQUIPMENT, NET		4,227
TOTAL ASSETS	$	23,940

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	1,815
Accrued expenses		5,248
Total Liabilities		7,063
STOCKHOLDERS' EQUITY		
Common stock, no par value, 100,000 shares authorized, 4,000 shares issued and outstanding		93,800
Accumulated deficit		(76,923)
Total Stockholders' Equity		16,877
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	23,940

See accompanying notes to financial statements.

CAPSTONE FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS
Year ended December 31, 2006

REVENUES	$ 381,518
EXPENSES	
Commissions	297,241
Payroll and related payroll taxes	89,758
Other administrative expenses	50,691
	437,690
NET LOSS	$ (56,172)

See accompanying notes to financial statements.

CAPSTONE FINANCIAL GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
Year ended December 31, 2006

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
BALANCES, December 31, 2005	4,000	$ 92,800	$ (1,751)	$ 91,049
Contributions from stockholders	-	1,000	-	1,000
Distributions to stockholders	-	-	(19,000)	(19,000)
2006 net loss	-	-	(56,172)	(56,172)
BALANCES, December 31, 2006	4,000	$ 93,800	$ (76,923)	$ 16,877

See accompanying notes to financial statements.

CAPSTONE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS
Year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (56,172)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Depreciation	987
Changes in operating assets and liabilities:	
Commissions receivable	115,516
Prepaid expenses	(279)
Accounts payable	(206)
Accrued expenses	(20)
Commissions payable	(92,147)
Net Cash Flows from Operating Activities	(32,321)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(1,100)
Net Cash Flows from Investing Activities	(1,100)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from stockholders	1,000
Distributions to stockholders	(19,000)
Net Cash Flows from Financing Activities	(18,000)
Net Change in Cash	(51,421)
CASH AND CASH EQUIVALENTS - Beginning of Year	65,914
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 14,493

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Capstone Financial Group, Inc. (the Company) was incorporated January 25, 1989. The Company is a national source for Tenant-In-Common (TIC) real estate. The typical transaction involves an Internal Revenue Code (IRC) Section 1031 Exchange into one of the TIC properties in the Company's inventory of current offerings. As required under Section 1031, client funds are held in escrow with a qualified intermediary until the closing on the new replacement property. Commissions are paid to the Company after settlement of the 1031 Exchange. Subsequent to December 31, 2006, the Company was approved, by the National Association of Securities Dealers (NASD), to expand their business operations to include general securities transactions.

The Company is registered as a broker dealer under the Securities Exchange Act of 1934 and is a member of the NASD. The Company became a registered broker dealer on April 25, 2005.

Cash

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverages are subject to the usual banking risks associated with funds in excess of those limits.

Property and equipment

Property and equipment are being depreciated using straight-line and accelerated methods over their estimated useful lives of 5 to 7 years.

Revenues

The Company's revenues during 2006 were derived from commissions and consulting fees from private placement securities. Commission and consulting revenue are recognized at the time of the placement's closing.

Income Taxes

The Company has elected to be taxed as an S corporation under provisions of the Internal Revenue Code and comparable Minnesota income tax law. Under these provisions, the Company's results of operations are reported on the individual tax returns of the Company's stockholders. Therefore, no provision or liability for income taxes is reflected in the Company's financial statements.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CAPSTONE FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 2 - Property and Equipment

Property and equipment consisted of the following at December 31, 2006:

Equipment and Furniture	$ 13,657
Vehicles	35,933
Total Property and Equipment	49,590
Less: Accumulated Depreciation	(45,363)
Property and Equpment, Net	$ 4,227

Depreciation expense was $987 for the year ended December 31, 2006.

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2006, the Company had net capital of $7,223 which was $2,223 in excess of its required net capital of $5,000. The Company's net capital ratio was .98 to 1 at December 31, 2006.

Differences existed between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2006 FOCUS filing. See reconciliation of net capital presented on page 8. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

CAPSTONE FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2006

COMPUTATION OF NET CAPITAL

Total stockholder's equity		$ 16,877
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses	5,220	
Propery and equipment, net	4,227	(9,447)
Net capital before haircuts on securities owned		7,430
Haircuts on securities positions		(207)
Net capital		$ 7,223

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 7,063

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 2,223
Excess net capital at 1,000 percent	$ 6,516
Ratio: Aggregate indebtedness to net capital	.98 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report, Form X-17a-5 (unaudited) as of December 31, 2006	$ 10,743
Nonallowable assets reported as allowable:	
Deposit	(4,500)
Difference in reported haircut	(20)
Audit adjustment for contributions from stockholders	1,000
Net capital per above	$ 7,223


VirchowKrause
&company

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors and Stockholders
Capstone Financial Group, Inc.
Forest Lake, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Capstone Financial Group, Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 9, 2007

END